Exhibit 99.1

News release

Cenovus announces the Pricing Terms of its
Pending Any and All Tender Offer

Calgary, Alberta (September 15, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced the pricing terms of its previously announced cash tender offer (the “Any and All Tender Offer”) for any and all of its outstanding 3.950% Notes due 2022 and its outstanding 3.000% Notes due 2022 (collectively, the “Any and All Notes”). The terms and conditions of the Any and All Tender Offer are described in the Offer to Purchase, dated September 9, 2021 (the “Offer to Purchase”). The Any and All Tender Offer will expire at 5:00 p.m., New York City time, today, September 15, 2021, unless extended or earlier terminated.

References in this news release to "$" are to United States dollars.

The applicable Reference Yield, Repurchase Yield and Total Consideration (each as defined more fully in the Offer to Purchase) with respect to the Any and All Tender Offer are detailed in the table below.

Title of Security	CUSIP/ISIN	Initial Principal Amount	U.S. Treasury Reference Security	Reference Yield	Fixed Spread	Repurchase Yield	Total Consideration (a)
3.950% Notes due 2022	448055AJ2/ US448055AJ20	$500,000,000	2.25% UST due 4/15/2022	0.064%	+25 bps	0.314%	$1,021.07
3.000% Notes due 2022	15135UAG4/ US15135UAG40	$500,000,000	1.5% UST due 8/15/2022	0.083%	+20 bps	0.283%	$1,024.78

(a) Per $1,000 principal amount.

Upon consummation of the Any and All Tender Offer, Cenovus will pay the applicable Total Consideration (as shown in the table above for each series of Any and All Notes) for each $1,000 principal amount of such series of Any and All Notes validly tendered and accepted for payment, plus accrued and unpaid interest up to, but not including, September 16, 2021, the expected settlement date for the Any and All Tender Offer. The Total Consideration was calculated in the manner described in the Offer to Purchase by reference to a fixed spread specified in the table above plus the yield to maturity date based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 2:00 p.m., New York City time, on September 15, 2021.

To receive the Total Consideration, holders of Any and All Notes must validly tender and not validly withdraw their Any and All Notes or timely comply with the guaranteed delivery procedures set forth in the Offer to Purchase prior to the expiration of the Any and All Tender Offer. Any and All Notes tendered may be withdrawn at any time prior to the expiration of the Any and All Tender Offer, by following the procedures described in the Offer to Purchase. Holders of Any and All Notes are urged to read carefully the Offer to Purchase before making any decision with respect to the Any and All
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Tender Offer.

Cenovus’s obligation to accept for payment and to pay for the Any and All Notes validly tendered in the Any and All Tender Offer is subject to the satisfaction or waiver of a number of conditions described in the Offer to Purchase. The Any and All Tender Offer may be terminated or withdrawn in whole or terminated or withdrawn with respect to any series of the Any and All Notes, subject to applicable law. Cenovus reserves the right, subject to applicable law, to (i) waive any and all conditions to the Any and All Tender Offer, (ii) extend or terminate the Any and All Tender Offer, or (iii) otherwise amend the Any and All Tender Offer in any respect.

Cenovus has retained J.P. Morgan Securities LLC, BofA Securities and MUFG Securities Americas Inc. as dealer managers (the “Dealer Managers”) for the Any and All Tender Offer. Cenovus has retained D.F. King & Co., Inc. as the tender and information agent for the Any and All Tender Offer. For additional information regarding the terms of the Any and All Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect); BofA Securities at (980) 387-3907 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll free) or (212) 834-3424 (collect) or (212) 405-7481 (toll free). Requests for documents and questions regarding the tendering of securities may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 (for banks and brokers only) or (888) 605-1958 (for all others, toll-free), by email at cve@dfking.com or to the Dealer Managers at their respective telephone numbers.

This announcement is for information purposes only and does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Any and All Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “may”, or “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the securities and the deadlines and settlement dates specified herein in regards to the
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Any and All Tender Offer; and the payment of accrued and unpaid interest.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Any and All Notes, the expiration and settlement of the Any and All Tender Offer, the satisfaction of conditions to the Any and All Tender Offer, whether the Any and All Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase or at all and the timing of any of the foregoing.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020 and in Cenovus’s MD&A for the three and six months ended June 30, 2021 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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